UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)

Praesumo Partners, LLC
10600 West Charleston Boulevard
Las Vegas, NV 89135
(702) 684-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1

CUSIP No. 25272T104 13D/A Page 2 of 5

1	Names of reporting persons Praesumo Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,202
	8	Shared voting power 4,967,301 (1)
	9	Sole dispositive power 55,202
	10	Shared dispositive power 4,967,301 (1)
11	Aggregate amount beneficially owned by each reporting person 5,022,503 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.64% (2)
14	Type of reporting person OO

(1)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Praesumo Partners, LLC is one of the managing members of 1818 Partners, LLC.

(2)	Based on 75,660,588 outstanding shares of common stock of the Issuer as of October 2, 2014.

CUSIP No. 25272T104 13D/A Page 3 of 5

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Praesumo Partners, LLC (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1 and Amendment No. 2 to such Schedule 13D filed on June 13, 2014 and August 18, 2014, respectively (as so amended, the “Schedule 13D”). This Amendment No. 3 is being filed by the Reporting Person to report the disposition by certain members of the “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) deemed to have been formed by the parties to the Stockholders Agreement, as amended by the First Amendment (hereinafter referred to as the “Amended Stockholders Agreement”), of an aggregate of 966,676 shares of Common Stock, representing more than 1% of the outstanding Common Stock. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
During the period commencing September 8, 2014 and ending October 2, 2014 (the “Subject Period”), the Reporting Person sold an aggregate of 197,927 shares of Common Stock pursuant to the previously disclosed Rule 10b5-1 Plan established by the Reporting Person and J.P. Morgan.
After giving effect to the foregoing sales by the Reporting Person and dispositions by other parties to the Amended Stockholders Agreement during the Subject Period of an aggregate of 768,749 shares of Common Stock (which dispositions are disclosed in Schedule 13D amendments filed with the SEC by such other parties to the Amended Stockholders Agreement on the date of this Amendment No. 3), representing more than 1% of the outstanding Common Stock, the Amended Stockholders Agreement covers, as of the end of the day on October 2, 2014, an aggregate of 35,163,061 shares of Common Stock, representing approximately 46.47% of the outstanding Common Stock.
Item 5. Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) The Reporting Person may be deemed to beneficially own 55,202 shares of Common Stock as of the end of the day on October 2, 2014, representing approximately 6.64% of the Issuer’s outstanding Common Stock (based on 75,660,588 shares of Common Stock outstanding).
(b) The Reporting Person has sole voting power and sole dispositive power with regard to the 55,202 shares of Common Stock held by it. The Reporting Person has shared voting power and shared dispositive power with regard to 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners. The Reporting Person is one of the managing members of 1818 Partners.
The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D. The Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Amended Stockholders Agreement. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D.
(c) No transactions in the Common Stock have been effected by the Reporting Person since the filing by the Reporting Person of Amendment No. 2 to the Schedule 13D with the SEC on August 18, 2014, except for the following

CUSIP No. 25272T104 13D/A Page 4 of 5

sales of shares of Common Stock, in each case in open market transactions by the Reporting Person pursuant to the previously disclosed Rule 10b5-1 Plan established by the Reporting Person and J.P. Morgan:

Date	Shares	Weighted Average Sale Price per Share (1)	Price Range (2)
09/10/2014	19,134	$23.7781	$23.53 - $23.98
09/11/2014	13,646	$23.8738	$23.56 - $24.08
09/12/2014	5,434	$23.5953	$23.43 - $23.87
09/15/2014	5,350	$23.1934	$22.97 - $23.40
09/16/2014	18,480	$23.2520	$22.87 - $23.54
09/17/2014	20,201	$23.8092	$23.39 - $24.00
09/18/2014	11,013	$23.9607	$23.88 - $24.02
09/19/2014	14,214	$23.9670	$23.73 - $24.08
09/22/2014	5,561	$23.4183	$23.17 - $23.79
09/23/2014	7,523	$22.9647	$22.62 - $23.45
09/24/2014	4,497	$23.0665	$22.95 - $23.19
09/25/2014	3,950	$22.9557	$22.65 - $23.09
09/26/2014	8,500	$23.2262	$23.02 - $23.47
09/29/2014	21,352	$23.2543	$22.91 - $23.48
09/30/2014	21,688	$22.8658	$22.61 - $23.14
10/01/2014	5,837	$22.2299	$21.98 - $22.64
10/02/2014	11,547	$21.6211	$21.20 - $22.00

(1)
For each row, reflects the weighted average sale price per share for multiple sales on the date set forth in the first column under the heading “Date.” The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the fourth column under the heading “Price Range.”

(2)	For each row, reflects the price range at which shares were sold in multiple sales transactions on the date set forth in the first column under the heading “Date.”

CUSIP No. 25272T104 13D/A Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2014

PRAESUMO PARTNERS, LLC
/s/ Jared T. Finkelstein, as attorney-in-fact for Praesumo Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Praesumo Partners, LLC